

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2019

James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive
Suite 201
Vero Beach, FL 32963

  Re: Armour Residential REIT, Inc.
    Form 10-K for the year ended December 31, 2018
    Filed February 14, 2019
    File No. 001-34766

Dear Mr. Mountain:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate and
          Commodities